

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

October 28, 2008

Via Mail and Fax

Sai W. Chu
Chief Financial Officer
Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

> **RE:** **Seaspan Corporation**
> **Form 20-F for the Year Ended December 31, 2007**
> **Form 6-K Filed August 8, 2008**
> **File Number: 001-32591**

Dear Mr. Chu:

  We have reviewed the above referenced filings and have the following comments. We believe you should revise future filings in response to our comments where indicated. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

  Please file your response to our comments via EDGAR, under the label "corresp," and any associated amended filings within 10 business days from the date of this letter.

Form 20-F for the Year Ended December 31, 2007

Item 4. Information on the Company, page 26
B. Business Overview, page 26
Financing Facilities, page 40
Our $400.0 Million UK Lease Facility, page 46

1. Based on your disclosures of the leasing arrangement with Peony Leasing Limited ("Peony") for the 5 4500 TEU vessels, it appears that Peony may be a variable interest entity of which you may be the primary beneficiary. Please explain to us in detail your analysis in regard to FIN 46R as it pertains to your relationship with Peony. In particular, tell us if Peony has been structured such that all of its activities are primarily related to a single lessee leasing arrangement with you that is conducted solely on your behalf. In connection with this, tell us what proportion of Peony's assets and obligations are related to the vessels subject to the lease with you. If your arrangement with Peony is not a single lessee leasing arrangement, give particular emphasis in your analysis of your consideration of paragraph 13 of FIN 46R. Also, include in your analysis your consideration of paragraphs B18 to B21 of FIN 46R with respect to "supervision costs" payable by Peony to Seaspan Management Services Limited as the "supervisor" in connection with the construction of the vessels subject to the lease with Peony.

2. In the event that you do not consolidate Peony pursuant to FIN 46R, please explain to us and disclose in the notes to the financial statements your accounting for the leases of the 5 4500 TEU vessels upon completion of construction. In particular, discuss whether sale-leaseback accounting will be applied at that point pursuant to EITF 97-10 and FAS 13 as amended by FAS 28 and your intended accounting related thereto. We believe the reference to EITF 97-10 is relevant given your present accounting of recording an asset and a related obligation for the vessels during construction similar to that required by this EITF. Also, tell us and disclose how the leases for these vessels will be classified (capital or operating) and explain to us the basis for the classification.

3. Please tell us if you incurred any incremental costs specific to novating your contracts with Samsung to Peony, and if so, explain to us your accounting for such costs and the basis for your accounting.

Item 5. Operating and Financial Review and Prospects, page 60
Results of Operations, page 64

4. The financial information in MD&A presents earlier to recent years from left to right, while the financial statements present recent to earlier years from left to right. To improve presentation, please present all financial information in the Form 20-F to read consistently from left to right. Refer to SAB Topic 11.E.

Financial Statements for the Years Ended December 31, 2007 …, page F-22
Consolidated Statements of Earnings, page F-23

5. You disclose that the "change in fair value of financial instruments" represents the ineffective portion of interest rate swap agreements accounted for as hedging instruments and the change in fair value of the financial instruments that do not qualify for hedge accounting. Please disclose in the notes to the financial statements and elsewhere in your filing, where appropriate, the amounts associated with the ineffectiveness of your cash flow hedges pursuant to paragraph 45(b)(1) of FAS 133.

Notes to Consolidated Financial Statements, page F-27
Summary of significant accounting policies, page F-33
(l) Earnings per share, page F-32

6. Please explain to us your consideration of paragraph 61 of FAS 128 in regard to allocating earnings between the three classes of your common stock for per share computations.

(p) Accounting for dry-dock activities, page F-33

7. Clearly describe for us and disclose in detail the type and nature of each activity associated with drydockings that you perform and those included in the technical services fee paid to your manager. Include activities that may not have yet been performed due to the relative young age of your fleet but that you expect will be performed during future drydockings. Tell us and disclose how you distinguish between "routine" drydocking performed by the manager and "nonroutine" drydocking performed by you. Tell us and disclose all those drydocking activities for which costs are deferred and amortized. If certain repairs and maintenance are deferred and amortized, tell us and disclose how you distinguish such from repairs and maintenance that are expensed as incurred. In particular, explain to us whether costs associated with repair of the parts of a ship below the water line performed during drydocking are deferred and amortized. For costs that are deferred and amortized, tell us the gross amount incurred by or charged to you, as appropriate, for each activity in each of the last three fiscal years and most recent interim period.

8. Please tell us and disclose the amortization period associated with deferred drydocking costs and the basis for such period.

Note 8. Long-term debt, page F-38

9. Please disclose the specific interest rate in effect for each facility at the end of each year presented, pursuant to Rule 5-02.22 of Regulation S-X. Also, to the extent material to understanding variances in interest expense, consider disclosing in MD&A the weighted average interest rate of debt outstanding during each period discussed therein.

Note 14. Subsequent events, page F-52

10. We note your disclosure herein that you were to test the effectiveness of designated interest rate swaps at March 31, 2008. In view of the volatility in amounts reported in earnings and comprehensive income during the first two quarters of 2008 associated with the change in the fair value of financial instruments, please explain to us why your interest rate swaps continue to be qualified hedging relationships for you.

Exhibits 4.22 – 4.26

11. We note numerous references in the respective leases to the "financial schedule." It appears that such schedule contains material terms, conditions and amounts. However, the content of the schedules do not appear to be present. Please file and provide us with copies of the content of the financial schedules for the respective leases. If the terms, conditions and amounts of the schedule are the same for each lease, provide us with a copy of one schedule and represent that it is representative of each lease.

Form 6-K Filed August 8, 2008

Item 3. Quantitative and Qualitative Disclosures About Market Risk, page 37
Interest Rate Risk, page 37

12. You disclose that you consider the risk of credit related losses in the event of nonperformance by the counterparties associated with your interest rate swaps to be minimal because the counterparties are major financial institutions. Given the global environment affecting financial institutions in general that developed during the summer of 2008 and continued thereafter, please explain to us and disclose the extent to which you evaluate the associated risk and the counterparties' financial stability and the basis for your conclusion that such risk is minimal.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
   · the company is responsible for the adequacy and accuracy of the disclosures in the filings;
   · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief